UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)*

CHINACAST EDUCATION CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

16946T109

(CUSIP Number)

Ned Sherwood

c/o ZS Fund L.P.

1133 Avenue of the Americas

New York, New York 10036

(212) 398-6200

With copies to:

Brian J. Lane

Gibson, Dunn & Crutcher LLP

1050 Washington Avenue, N.W.

Washington, DC 20036-5306

(202) 887-3646

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 16946T109	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Ned L. Sherwood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,375,141
	8	SHARED VOTING POWER 2,625,488
	9	SOLE DISPOSITIVE POWER 775,141
	10	SHARED DISPOSITIVE POWER 2,625,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,629
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%*
14	TYPE OF REPORTING PERSON IN

*	The aggregate percentage of Shares reported as beneficially owned by the Reporting Persons is based upon 54,191,906 Shares outstanding, which we understand is the total number of Shares of the Issuer outstanding as of July 23, 2012 (and includes 4,125,000 shares of restricted stock granted by the Issuer’s Board of Directors to certain directors and executive officers on such date). Although the Issuer has reported that the Board of Directors has approved the cancellation of 4.6 million shares of stock issued to Ron Chan and his accomplices, such cancellation is not yet reflected in the number of Shares outstanding for purposes of this filing.

SCHEDULE 13D

CUSIP No. 16946T109	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS ZS EDU L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,625,488
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,625,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,625,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%*
14	TYPE OF REPORTING PERSON PN

*	The aggregate percentage of Shares reported as beneficially owned by the Reporting Persons is based upon 54,191,906 Shares outstanding, which we understand is the total number of Shares of the Issuer outstanding as of July 23, 2012 (and includes 4,125,000 shares of restricted stock granted by the Issuer’s Board of Directors to certain directors and executive officers on such date). Although the Issuer has reported that the Board of Directors has approved the cancellation of 4.6 million shares of stock issued to Ron Chan and his accomplices, such cancellation is not yet reflected in the number of Shares outstanding for purposes of this filing.

SCHEDULE 13D

CUSIP No. 16946T109	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS ZS EDU GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,625,488
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,625,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,625,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%*
14	TYPE OF REPORTING PERSON OO

*	The aggregate percentage of Shares reported as beneficially owned by the Reporting Persons is based upon 54,191,906 Shares outstanding, which we understand is the total number of Shares of the Issuer outstanding as of July 23, 2012 (and includes 4,125,000 shares of restricted stock granted by the Issuer’s Board of Directors to certain directors and executive officers on such date). Although the Issuer has reported that the Board of Directors has approved the cancellation of 4.6 million shares of stock issued to Ron Chan and his accomplices, such cancellation is not yet reflected in the number of Shares outstanding for purposes of this filing.

SCHEDULE 13D

CUSIP No. 16946T109	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS Robert Horne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000
	8	SHARED VOTING POWER 2,625,488
	9	SOLE DISPOSITIVE POWER 50,000
	10	SHARED DISPOSITIVE POWER 2,625,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,675,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%*
14	TYPE OF REPORTING PERSON IN

*	The aggregate percentage of Shares reported as beneficially owned by the Reporting Persons is based upon 54,191,906 Shares outstanding, which we understand is the total number of Shares of the Issuer outstanding as of July 23, 2012 (and includes 4,125,000 shares of restricted stock granted by the Issuer’s Board of Directors to certain directors and executive officers on such date). Although the Issuer has reported that the Board of Directors has approved the cancellation of 4.6 million shares of stock issued to Ron Chan and his accomplices, such cancellation is not yet reflected in the number of Shares outstanding for purposes of this filing.

Page 6 of 8 Pages

The Statement on Schedule 13D, as originally filed with the Securities and Exchange Commission (the “SEC”) on March 24, 2011, and as amended and restated on May 12, 2011 and November 22, 2011, and as amended on December 9, 2011, December 15, 2011, January 10, 2012, April 16, 2012, May 22, 2012 and May 25, 2012 (as amended and amended and restated, the “Schedule 13D”) by the Reporting Persons named therein is hereby amended by this Amendment No. 9 (“Amendment No. 9”) to the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended by adding the following:

(a) The aggregate percentage of Shares reported as beneficially owned by the Reporting Persons is based upon 54,191,906 Shares outstanding, which we understand is the total number of Shares of the Issuer outstanding as of July 23, 2012 (and includes 4,125,000 shares of restricted stock granted by the Issuer’s Board of Directors to certain directors and executive officers on such date). Although the Issuer has reported that the Board of Directors has approved the cancellation of 4.6 million shares of stock issued to Ron Chan and his accomplices, such cancellation is not yet reflected in the number of Shares outstanding for purposes of this filing.

Amount beneficially owned:

Ned Sherwood – 4,000,629

ZS EDU L.P. – 2,625,488

ZS EDU GP LLC – 2,625,488

Robert Horne – 2,675,488

Percent of class:

Ned Sherwood – 7.4%

ZS EDU L.P. – 4.8%

ZS EDU GP LLC – 4.8%

Robert Horne – 4.9%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Ned Sherwood – 1,375,141

ZS EDU L.P. – 0

ZS EDU GP LLC – 0

Robert Horne – 50,000

(ii) Shared power to vote or to direct the vote

Ned Sherwood – 2,625,488

ZS EDU L.P. – 2,625,488

ZS EDU GP LLC – 2,625,488

Robert Horne – 2,625,488

(iii) Sole power to dispose or to direct the disposition of

Ned Sherwood – 775,141

ZS EDU L.P. – 0

ZS EDU GP LLC – 0

Robert Horne – 50,000

(iv) Shared power to dispose or to direct the disposition of

Ned Sherwood – 2,625,488

ZS EDU L.P. – 2,625,488

ZS EDU GP LLC – 2,625,488

Robert Horne – 2,625,488

(c) On July 23, 2012, the Issuer’s Board of Directors issued 600,000 shares of restricted stock to Ned Sherwood. The terms of such grant are described below in Item 6.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e) Not applicable.

Page 7 of 8 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is supplemented by adding the following:

The Issuer’s Board of Directors issued to Ned Sherwood, director of the Issuer, 600,000 shares of restricted stock of the Issuer, which shares were issued subject to forfeiture upon termination of employment and certain other circumstances, which risk of forfeiture shall lapse as described below.

The restricted stock grants were made pursuant to a Restricted Stock Agreement (the “Restricted Stock Agreement”), substantially in the form attached hereto as Exhibit 11. The Restricted Stock Agreement provides that the shares of restricted stock shall no longer be subject to a risk of forfeiture and the transfer restrictions applicable to the restricted stock will lapse, so long as the grantee remains an employee or director of the Issuer on each respective date, as follows: (1) one-third of the total number of shares of restricted stock shall no longer be subject to a risk of forfeiture on the first anniversary of the grant date, if on or prior to such date, the Issuer has reclaimed ownership of at least one of the colleges that were illegally transferred from the Issuer by previous management; (2) one-third of the total number of shares of restricted stock shall no longer be subject to a risk of forfeiture on the second anniversary of the grant date, if on or prior to such date, the Issuer has posted on its balance sheet, in the aggregate, at least US$25 million in cash which has been acquired by means of either (a) the recovery of cash that had historically reported as being held in banks for the Issuer’s account and/or (b) the realization of earnings from operations and dividends from operating subsidiaries and; (3) one-third of the total number of shares of restricted stock shall no longer be subject to a risk of forfeiture on the date following the date as of which the Issuer’s common stock has traded on any national securities exchange or on the over the counter market at a price of US$2 per share or more for thirty consecutive trading days, provided such thirty trading days have occurred prior to the second anniversary of the grant date; provided, that, all shares of restricted stock shall no longer be subject to a risk of forfeiture if, within twenty four months following the grant date, the Issuer reclaims ownership of all three of the colleges that were illegally transferred from the Issuer by previous management. With the exception of transfer restrictions in effect prior the lapse of risk of forfeiture, grantees have all rights of holders of common stock of the Issuer, including voting rights and the right to receive dividends, if any, at all times after the grant date.

The foregoing is a general description of the Restricted Stock Agreement and does not purport to be complete and, as such, is subject to and qualified in its entirety by reference to the provisions of the form of Restricted Stock Agreement attached as Exhibit 11 to this report and incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is supplemented by adding the following:

Exhibit 11:	Form of Restricted Stock Agreement, filed as Exhibit 10.1 to the Issuer’s Form 8-K filed July 30, 2012 (incorporated herein by reference)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 2, 2012	Ned Sherwood

	By:	/s/ Ned Sherwood
	Name:	Ned Sherwood

August 2, 2012	ZS EDU L.P.

	By:	/s/ Ned Sherwood
	Name:	Ned Sherwood
	Title:	Manager of the General Partner, ZS EDU GP LLC

August 2, 2012	ZS EDU GP LLC

	By:	/s/ Ned Sherwood
	Name:	Ned Sherwood
	Title:	Manager

August 2, 2012	Robert Horne

	By:	/s/ Robert Horne
	Name:	Robert Horne